EXHIBIT 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Three Months Ended March 31,
			Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before minority interests and income from equity investees	$23,265	$20,586	$88,672	$67,714	$73,063	$41,848	$54,838
Distributed income of equity investees	575	140	1,874	1,114	307	—	—
Fixed charges (excluding capitalized interest)	24,812	22,513	90,491	87,023	77,120	66,830	71,200
Minority interest in income of subsidiaries with no fixed charges	(688)	(683)	(3,102)	(2,347)	(2,558)	(2,337)	(2,438)

Total earnings (A)	$47,964	$42,556	$177,935	$153,504	$147,932	$106,341	$123,600

Fixed charges:
Interest expense	$24,280	$22,063	$88,566	$85,058	$75,232	$65,058	$69,313
Capitalized interest	704	965	5,691	5,121	13,459	23,579	17,803
Portion of rents representing interest	532	450	1,925	1,965	1,888	1,772	1,887

Total fixed charges (B)	$25,516	$23,478	$96,182	$92,144	$90,579	$90,409	$89,003
Preferred stock dividends	2,869	2,869	11,475	11,475	15,084	19,425	9,034
Preferred stock redemption costs	—	—	—	—	3,423	—	—

Total fixed charges and preferred stock dividends (C)	$28,385	$26,347	$107,657	$103,619	$109,086	$109,834	$98,037

Ratio of earnings to fixed charges (A divided by B)	1.9	1.8	1.8	1.7	1.6	1.2	1.4

Ratio of earnings to combined fixed charges and preferred stock dividends (A divided by C)	1.7	1.6	1.7	1.5	1.4	1.0	1.3